UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Minutes

On April 24, 2019, Taiwan Liposome Company, Ltd. (the “Company”) held its 2019 Annual General Meeting (the “Annual Meeting”). At the Annual Meeting, the shareholders approved the following matters: (i) the Company’s 2018 deficit offset, (ii) the Company’s 2018 financial statements and business report, (iii) amendments to the Company’s “Procedures for the Acquisition or Disposal of Assets”, and (iv) the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically. On May 3, 2019, the Company made the minutes from the Annual Meeting available on the Taipei Exchange’s Market Observation Post System.

A copy of the minutes from the Annual Meeting is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. Minutes from the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: May 3, 2019	By:	/s/ George Yeh
Name: George Yeh
Title: President